Exhibit (c)(2)
MARCH 22, 2006 Morton Industrial Group, Inc. Presentation to the Special Committee of the Board of Directors Houlihan Lokey Howard & Zukin Investment Banking Services 123 North Wacker Drive, 4th Floor Chicago, Illinois 60606-1700 312-456-4700 www.hlhz.com Los Angeles New York Chicago San Francisco Washington, D.C. Minneapolis Dallas Atlanta London Paris Frankfurt

Table of Contents Page Houlihan Lokey Howard & Zukin i Executive Summary 1 Fairness Analysis 1 Appendices Company Overview 1 Public Market Trading Analysis 1 Morton Historical Financial Statements 1 Comparable Public Company Statistics 1 Comparable Public Company Synopses 1 Industry Overview 1

Executive Summary

Executive Summary
Houlihan Lokey Howard & Zukin ENGAGEMENT OVERVIEW
We understand that Morton Industrial Group, Inc. (the “Company”) is currently in discussions with Brazos Holdings II, LP
(“Brazos”) regarding a recapitalization of the Company in which Brazos will purchase all of the outstanding shares of common stock owned by the shareholders (the “Shareholders”) of the Company, except for those shares held by the Rollover Shareholders (as defined below), for $10.00 per share. It is also our understanding that as part of such a transaction, certain shareholders of the Company, Messrs. William D. Morton, Mark W. Mealy, Brian Geiger, Brian Doolittle, and Daryl Lindemann (collectively, the “Rollover Shareholders”), have agreed to reinvest a portion of their shares of common stock into the recapitalized Company. Such transaction is referred to herein as the “Transaction.”
We further understand that the Company has formed a committee (the “Committee”) of its Board of Directors (the “Board”) to
consider certain matters relating to the Transaction.
The Agreement and Plan of Merger is expected to be signed by the end of March and the Transaction is expected to close in mid-2006.
Morton is a manufacturer and supplier of fabricated sheet metal components and subassemblies for industrial, construction and agricultural original equipment manufacturers (“OEMs”) primarily in the midwestern and southeastern United States.
Morton’s common shares are publicly traded on the OTC Bulletin Board under the ticker symbol “MGRP.OB”.
The Committee and Board have requested that Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (“Houlihan Lokey”)
render to them a written opinion (“Opinion”) as to whether the consideration to be received by the Shareholders of the
Company (other than the Rollover Shareholders) in the Transaction is fair to them from a financial point of view.

Executive Summary Houlihan Lokey Howard & Zukin DUE DILIGENCE SUMMARY
In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:
reviewed the Company’s annual reports to shareholders on Form 10-K for the fiscal years ended December 31, 2002, December 31, 2003 and
December 31, 2004 and quarterly reports on Form 10-Q for the quarters ended October 1, 2005 and September 25, 2004, and Companyprepared interim financial statements for the four-month period ended January 31, 2006 which the Company’s management has identified as being the most current financial statements available;
spoken with certain members of the management of the Company regarding the operations, financial condition, future prospects and projected operations and performance of the Company and regarding the Transaction, and spoken with representatives of the Company’s independent accounting firm and financial advisor, and legal counsel to the Committee regarding the Company, the Transaction, and related matters;
visited the Company’s headquarters and two manufacturing facilities located in Morton, IL;
reviewed drafts of the following agreements and documents (the “Agreements”):
Agreement and Plan of Merger, dated March 15, 2006; Voting and Support Agreement, dated March 13, 2006; Contribution Agreement, dated March 13, 2006;
reviewed the Confidential Information Memorandum dated August 2005 and the Management Presentation dated September 2005 prepared by the Company’s financial advisor, Edgeview Capital Partners (“Edgeview”);
reviewed forecasts and projections prepared by the Company’s management with respect to the Company for the fiscal years ended December
31, 2006 through December 31, 2009;
reviewed the historical market prices and trading volume for the Company’s publicly traded securities for the past three years and those of certain publicly traded companies which we deemed relevant;
reviewed certain other publicly available financial data for certain companies that we deemed relevant and publicly available transaction prices and premiums paid in other change of control transactions that we deemed relevant; and
conducted such other financial studies, analyses and inquiries as we have deemed appropriate and took into account such other matters as we deemed necessary, including an assessment of general economic, market and monetary conditions.

Executive Summary
Houlihan Lokey Howard & Zukin TRANSACTION TERMS SUMMARY
Brazos, a financial sponsor, will purchase the outstanding shares of common stock owned by the shareholders of the Company, excluding the rollover shares owned by the Rollover Shareholders, for $10.00 per share, resulting in an implied enterprise value of approximately $99.5 million.
Other key terms and provisions are summarized in the following table.
Working Capital Adjustment at Closing None Net Equity Adjustment at Closing None Indemnification Cap None Basket None Buyer and Seller Representations and Warranties Customary Survival Period for Representations and Warranties Expires at Transaction close Escrow None Termination Fee $2.6 million In certain circumstances, also expenses up to $250,000. Fiduciary Outs Customary Financing Contingency Funds contemplated in debt commitment letter to be available under terms pursuant thereof

Houlihan Lokey Howard & Zukin
MORTON

Executive Summary

Sale Process Overview

- The Company engaged Edgeview in August 2005 to initiate a formal sale process.
  - On August 4, 2005, the Company released a Form 8-K indicating that they hired an investment bank to evaluate options for recapitalizing the Company.
- In August 2005, Edgeview contacted 94 potential financial and strategic buyers.
- Edgeview prepared, negotiated and compiled executed confidentiality agreements with 47 potential buyers interested in reviewing the offering memorandum.
- Edgeview collaborated with management to review and compare first round bids from eight potential buyers.
- After hosting seven management presentations and due diligence from certain top bidders in September 2005, the Company and Edgeview subsequently received and compared second round bids from four buyers.
- The table below summarizes the results of Edgeview's efforts.

Activity	# of Respondents		
	Strategic	Financial	Total
Buyers Contacted	6	88	94
Preliminary Bids Received	2	6	8
Management Presentations Conducted	2	5	7
Second Round Bids Received	1	3	4

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Executive Summary
Houlihan Lokey Howard & Zukin SALE PROCESS OVERVIEW (CONTINUED)
After negotiating bids with two second round bidders to improve both price and terms, Brazos had the best proposal.
After the initial second round bid of $10.49 per share (implied), Brazos’s final bid was increased to $11.00 per share, $0.50 per share above the next highest bidder.
In addition to exceeding all other bid ranges of the other potential buyers, Brazos had completed the most due diligence and had proposed financing commitment letters in place.
A summary of the competing second round bids by the four buyers is illustrated on the following two pages.
On November 3, 2005, the Company entered into a 30-day exclusivity period with Brazos based on the higher offer price and expected likelihood of closing.
On January 9, 2006, Brazos revised its offer to $10.00 per share primarily based on the Company’s lower than expected 2005 EBITDA.
Brazos’s original bid of $11.00 per share was based on expectations that FY 2005 EBITDA would be $1.1 million higher than actual results (the shortfall of $1.1 million equates to $0.95 per share at a 5x EBITDA multiple). Accordingly Brazos reduced its bid to $10.00 per share.

Houlihan Lokey Howard & Zukin

MORTON

Executive Summary

Summary of Bids Received

Summary of Bids by Round

(figures in millions, except per share values)

Buyer	Preliminary Bid TEV Range			Midpoint of Preliminary Bid	Initial Second Round Bid (2) TEV	Initial Second Round Bid (2) Implied per Share (3)	Final Second Round Bid per Share (4)
Brazos	$120.0	--	$125.0	$122.5	$101.0	$10.49	$11.00
Buyer 2 (financial)	$115.0	--	$120.0	$117.5	$105.0	$9.57	$10.50
Buyer 3 (financial)	$100.0	--	$120.0	$110.0	$90.0	$7.29	NA
Buyer 4 (strategic) (1)	$115.0	--	$115.0	$115.0	NA	NA	NA

Footnotes:

(1) Buyer 4's initial second round bid did not conform with the bid letter and was not considered to be an "actionable" bid. Buyer 4 had completed little due diligence and declined to alter the form of their initial second round bid to conform with the Company's request. As a result, Buyer 4 was excluded from consideration in the final round.

(2) Initial second round bids were lower than the preliminary bids due to potential buyers' stated concerns over the achievability of growth in the forecast, capital expenditure requirements in relation to the forecast, relative value multiples for a similar company being sold in an auction, and feedback from lenders.

(3) Implied price per share provided by buyers and was based on their assumptions regarding the expected capital structure at close and transaction expenses. Differences in assumptions regarding capital structure and expenses resulted in share prices that are not directly comparable to the respective enterprise values.

(4) First round and initial second round bids were placed on an enterprise value basis. However, the final second round bids were submitted on a per share basis. Based on preliminary FY 2005 EBITDA that was below expectations, Brazos lowered its final bid to $10.00 per share.

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Executive Houlihan Lokey Howard & Zukin TRANSACTION VALUE SUMMARY
The consideration to be received by the common stockholders of Morton will be $10.00 per share, or approximately $58 million in aggregate. The implied enterprise value of the Transaction is approximately $99.5 million.
Class A and Class B shareholders will receive the same consideration per share.
Mr. Morton will reinvest approximately 40% of his total Class A and Class B common shares.
Mr. Mealy will reinvest approximately 30% of his Class A common shares.
Certain other members of management will reinvest approximately 15% of their Class A common shares.
Calculation of Approximate Purchase Price (figures in millions, except per share amounts) Total Shares Outstanding 5.806 Price per Share $10.00 Equity Purchase Price $58.1 Plus: Book Value of Debt 41.2 Plus: Preferred Stock 0.4 Less: Cash from Warrants/Options (0.2) Implied Enterprise Value 99.5

Executive Summary Houlihan Lokey Howard & Zukin 8 INDICATED SHARE VALUE RANGE $11.89 $9.07 $9.07 $5.87 $10.79 $12.34 $15.19 $8.00 $5 $6 $7 $8 $9 $10 $11 $12 $13 $14 $15 $16 ($ per Share) Discounted Cash Flow Approach Market Multiple Approach M&A Transaction Multiple Approach Offer Price per Share 52-Week Range of Actual Trading Prices

Executive Summary Houlihan Lokey Howard & Zukin 9 IMPLIED SHARE PRICE PREMIUM
The following shows implied premiums at the current offer price of $10.00 per share.
Offer Price Closing Stock Price on August 3, 2005 (1) Closing Stock Price 5 Days Prior to Affected Date (2) Closing Stock Price 20 Days Prior to Affected Date (2) Stock Price $10.00 $7.80 $6.45 $6.25 Implied Premium 28.2% 55.0% 60.0% (2) Based on actual trading days prior to August 4, 2005. (1) On August 4, 2005, the Company announced that it had hired an investment bank to evaluate options for recapitalizing the Company. Current Offer Price Closing Stock Price on March 17, 2006 (1) Closing Stock Price 5 Days Prior to Affected Date (2) Closing Stock Price 20 Days Prior to Affected Date (2) Stock Price $10.00 $6.01 $6.15 $6.13 Implied Premium 66.4% 62.6% 63.3% (1) Current valuation date. (2) Based on actual trading days prior to March 17, 2006.

Fairness Analysis

Houlihan Lokey Howard & Zukin

Fairness Analysis

Valuation Considerations and Summary

Qualitative Considerations

- As discussed in the Transaction Overview section, Edgeview conducted a sale process, contacting 94 potential investors.
  - The Company also released a Form 8-K indicating they hired an investment bank to evaluate options for recapitalizing the Company.
- The Company is satisfied with the $10.00 per share offer by Brazos, especially given the premium over the historical trading price and expected likelihood of closing.
- The last twelve months ("LTM") and next fiscal year ("NFY") EBITDA multiples implied by the Transaction price are lower than the median for the comparable public companies. There are several factors, however, that indicate that the Company should trade at a discount to the comparable public companies:
  - With revenues of $143.7 million, the Company is smaller than all of the comparable public companies except for Sun Hydraulics.
  - From a profitability standpoint, the Company's adjusted EBITDA margins rank near the middle of the peer group.
  - Morton's growth prospects are highly uncertain as the forecast includes significant new business from JLG Industries Inc. ("JLG"), and additional business from Caterpillar Inc. ("CAT"), moving production from Ireland to its Newberry, S.C. facility.
  - The Company has greater customer concentration than the comparable public companies.
    - The Company's top customer, Deere & Co. ("Deere"), accounted for approximately 53% of FY 2004 revenues, while its top two customers (CAT and Deere) accounted for approximately 89% of FY 2004 revenues.
    - As a percent of revenue, the comparable public companies all have much less customer concentrations:
      - <u>ArvinMeritor, Inc.:</u> top customer - 21%, top two customers - 31%, top three customers - 41%.
      - <u>Cascade Corporation:</u> no customer greater than 10%.
      - <u>Sauer-Danfoss Inc.:</u> not disclosed.
      - <u>Sun Hydraulics Corporation</u>: "not material".
      - <u>Twin Disc, Incorporated:</u> top ten customers - 34%, no customer accounted for more than 10%.

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Houlihan Lokey Howard & Zukin

MORTON

Fairness Analysis

Valuation Considerations and Summary (continued)

Qualitative Considerations (continued)

- Edgeview represented that potential investors generally expressed concerns about the following (which led to lower final bids compared to the initial indications of interest):
  - Inability to finance a transaction with desired level of debt.
    - Banks discounted certain EBITDA adjustments proposed by management and based debt levels on five-year average EBITDA.
  - Buyers discounted a portion of the future growth due to lack of "firm" purchase orders for the JLG business and uncertainty regarding new CAT business expected from CAT shifting production to the CAT facility in Newberry, S.C. from a CAT facility in Ireland.
  - Buyers also discounted certain EBITDA adjustments proposed by management.
  - A similar company was being auctioned at the same time as Morton.
    - Based upon representations by Edgeview, valuation levels for this competing company were 5.0x to 5.5x EBITDA.
    - The competing company already did significant business with JLG and expected additional growth from JLG in the future. This led to concerns regarding the amount of JLG business Morton could reasonably expect to gain since the competing company was already an incumbent supplier to JLG.
  - The Company's capital expenditures were thought to be too low to support the significant levels of growth included in the forecast.

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Fairness Analysis Houlihan Lokey Howard & Zukin 13 V ALUATION C ONSIDERATIONS AND S UMMARY ( CONTINUED ) I MPLIED EBITDA M ULTIPLE A NALYSIS ($ Millions, except per share amounts) Transaction Summary Offer Price per Share $10.00 Shares Outstanding (millions) 5.806 Implied Equity Value $58.1 Plus: Total Debt (1) $41.2 Plus: Preferred Stock $0.4 Less: Cash from Warrants/Options ($0.2) Implied Enterprise Value $99.5 Implied Multiple as a Percent of Representative Implied Range Comparable Public Companies: Level Multiple Low High Mean Median Low Median High LTM (1/31/2006) EBITDA $17.9 5.5 x 5.2 x 10.8 x 7.9 x 7.8 x 106.8% 70.9% 51.2% NFY (12/31/2006) EBITDA $22.7 4.4 x 5.3 x 8.3 x 6.8 x 6.7 x 81.9% 65.5% 52.7%

Fairness Analysis Houlihan Lokey Howard & Zukin 14 MARKET MULTIPLE APPROACH ($ Millions, except per share amounts) Representative Selected Indicated Level Multiple Range (1) Enterprise Value Range LTM (1/31/2006) EBITDA $17.908 5.0 x — 5.5 x $89.540 — $98.490 NFY (12/31/2006) EBITDA $22.714 4.5 x — 5.0 x $102.210 — $113.570 Median $95.875 — $106.030 Mean $95.875 — $106.030 Selected Enterprise Value Range, on a Controlling Interest Basis (2) $90.000 — $98.000 Plus: Estimated present value of NOLs (3) $4.000 — $6.000 Enterprise Value, Including NOLs $94.000 — $104.000 Plus: Cash from Warrants/Options 0.193 — 0.193 Less: Debt (41.164) — (41.164) Less: Preferred Stock (0.400) — (0.400) Indicated Total Equity Value $52.629 — $62.629 Fully Diluted Common Shares 5.806 — 5.806 Calculated Equity Value per Share (Fully Diluted) $9.07 — $10.79 Footnotes: (1) Multiples selected on a controlling interest basis. (2) Selected Enterprise Values based on LTM (1/31/2006) EBITDA multiples that were deemed more representative than NFY (12/31/2006) EBITDA. (3) Based on values implied by management’s expected net operating loss carryforward (“NOL”) utilization.

Fairness Analysis Houlihan Lokey Howard & Zukin 15 M ARKET M ULTIPLE A PPROACH ( CONTINUED ) S ELECTED P UBLIC C OMPANY V ALUATION M ULTIPLES ($ Millions, except per share amounts) Current Stock Price Fully Diluted Market EV / EBITDA Per Share as of Shares Value Enterprise 3/17/2006 Outstanding of Equity Value LTM NFY LTM NFY ArvinMeritor, Inc. $14.92 71.268 $1,063.3 $2,358.3 # 11.0 x # 10.1 x # 5.2 x # 5.5 x Cascade Corp. $52.50 13.011 $683.1 $664.2 # 16.5 x # 16.0 x # 8.1 x # 7.9 x Sauer-Danfoss Inc. $20.86 47.912 $999.4 $1,344.0 # 30.5 x # 13.5 x # 7.8 x # 5.3 x Sun Hydraulics Corp. $23.79 11.008 $261.9 $257.1 # 22.0 x # 16.4 x # 10.8 x # 8.3 x Twin Disc, Inc. $53.49 2.966 $158.7 $173.0 # 14.5 x # NA 7.7 x # NA Low 11.0 x 10.1 x 5.2 x 5.3 x High 30.5 x 16.4 x 10.8 x 8.3 x Median 16.5 x 14.8 x 7.8 x 6.7 x Mean 18.9 x 14.0 x 7.9 x 6.8 x Price / Earnings Footnotes: Source: Compustat. NA — Not Available. LTM — Latest Twelve Months. EV — Enterprise Value. EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization.

Houlihan Lokey Howard & Zukin

Fairness Analysis

Market Multiple Approach (continued)

Morton Representative Earnings Levels

($ Millions)

	Fiscal Year Ended December 31,				LTM Ended	NFY
	2002	2003	2004	2005	1/31/06	12/31/2006
Adjusted Revenue	**$116.567**	**$131.431**	**$167.230**	**$140.004**	**$143.686**	**$218.543**
Revenue Growth %		*12.8%*	*27.2%*	*-16.3%*		*56.1%*
Less: Cost of Goods Sold	101.522	113.318	143.671	113.178	116.426	185.586
Gross Profit	$15.045	$18.113	$23.559	$26.826	$27.260	$32.957
Less: Selling, General & Administrative	2.723	2.948	3.211	3.082	3.097	3.476
Less: Other Operating Expenses	9.447	10.414	11.586	12.457	12.473	13.088
Add: Depreciation and Amortization	5.344	5.694	5.804	5.663	5.593	5.650
Add: Adjustments (1)	0.400	0.400	0.917	0.736	0.625	0.671
Adjusted EBITDA	**$8.619**	**$10.845**	**$15.483**	**$17.686**	**$17.908**	**$22.714**
EBITDA Margin %	*7.4%*	*8.3%*	*9.3%*	*12.6%*	*12.5%*	*10.4%*
Less: Depreciation and Amortization	5.344	5.694	5.804	5.663	5.593	5.650
Adjusted EBIT	**$3.275**	**$5.151**	**$9.679**	**$12.023**	**$12.315**	**$17.064**
EBIT Margin %	*2.8%*	*3.9%*	*5.8%*	*8.6%*	*8.6%*	*7.8%*

Footnotes:

(1) Adjustments:

	2002	2003	2004	2005	1/31/06	12/31/2006
Leased Asset Buyback (a)	0.000	0.000	0.000	0.000	0.000	0.000
Public Company Accounting Fees (b)	0.400	0.400	0.485	0.625	0.625	0.671
Consulting Fees (c)	0.000	0.000	0.432	0.111	0.000	0.000
Total Adjustments	**$0.400**	**$0.400**	**$0.917**	**$0.736**	**$0.625**	**$0.671**

(a) Represents forecast cost savings from the hypothetical buyout of certain equipment leases. We reversed the impact of this adjustment because the Company has not yet acted on this initiative.

(b) Estimated incremental accounting fees for Morton to operate as a public company compared to operating as a private company.

(c) Consulting fees related to a throughput maximization initiative and compliance with Section 404 of Sarbanes-Oxley.

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Fairness Analysis Houlihan Lokey Howard & Zukin 17 M&A TRANSACTION MULTIPLE APPROACH ($ Millions, except per share amounts) Representative Selected Indicated Level Multiple Range Enterprise Value Range LTM (1/31/2006) EBITDA $17.908 5.0 x — 6.0 x $89.540 — $107.450 Selected Enterprise Value Range, on a Controlling Interest Basis $90.000 — $107.000 Plus: Estimated present value of NOLs (1) $4.000 — $6.000 Enterprise Value, Including NOLs $94.000 — $113.000 Plus: Cash from Warrants/Options 0.193 — 0.193 Less: Debt (41.164) — (41.164) Less: Preferred Stock (0.400) — (0.400) Indicated Total Equity Value $52.629 — $71.629 Fully Diluted Common Shares 5.806 — 5.806 Calculated Equity Value per Share (Fully Diluted) $9.07 — $12.34 Footnotes: (1) Based on values implied by management’s expected NOL utilization.

Fairness Analysis Houlihan Lokey Howard & Zukin 18 M&A T RANSACTION M ULTIPLE A PPROACH (CONTINUED) C OMPARABLE T RANSACTIONS ($ Millions) LTM Enterprise Value Multiple Announced Target Acquiror EV Revenue EBITDA EBIT 11-Oct-05 Titan International, Inc. One Equity Partners LLC $450.6 0.94 x 7.9 x 14.3 x 18-May-05 Metals USA Inc Apollo Management LP $566.3 0.34 x 4.8 x 4.9 x 7-Feb-05 Mayflower (N.A. commerical vehicle) Commercial Vehicle Group $107.5 0.52 x 4.3 x NA Low $107.5 0.34 x 4.3 x 4.9 x High $566.3 0.94 x 7.9 x 14.3 x Median $450.6 0.52 x 4.8 x 9.6 x Mean $374.8 0.60 x 5.7 x 9.6 x NOTE: We also considered two confidential Houlihan Lokey transactions in Morton’s industry that support our selected range of multiples.

Fairness Analysis Houlihan Lokey Howard & Zukin 19 DISCOUNTED CASH FLOW APPROACH ($ Millions, except per share amounts) Projected Fiscal Year Ending December 31, 2006 2007 2008 2009 DCF Assumptions EBIT (1) $14.220 $18.720 $20.796 $23.862 Discount Rate 17.0% Less: Taxes 5.688 7.488 8.318 9.545 Tax Rate 40.0% Debt-Free Earnings $8.532 $11.232 $12.478 $14.317 Less: Capital Expenditures ($4.855) ($6.351) ($6.717) ($7.172) Less: Working Capital Requirements ($0.733) ($3.708) ($1.930) ($0.932) Terminal Value Assumptions Add: Depreciation and Amortization $4.708 $6.760 $7.080 $7.435 Terminal EBITDA (2009) $31.297 Total Net Investment ($0.880) ($3.299) ($1.567) ($0.669) Terminal Multiple 5.0 x 5.00 Net Debt-Free Cash Flows: $7.652 $7.933 $10.911 $13.648 Terminal Value $156.485 Discount Period 0.42 1.33 2.33 3.33 Discount Period 3.83 Discount Factor @ 17.0% 0.94 0.81 0.69 0.59 Discount Factor @ 17.0% 0.55 Present Value of Net Debt-Free Cash Flows: $7.167 $6.435 $7.564 $8.087 PV of Terminal Value $85.722 Sensitivity Analysis: Enterprise Value 1 1.0% Terminal Multiple $114.98 4.0 x 4.5 x 5.0 x 5.5 x 6.0 x Implied Analyses 15.0% $103.507 $112.665 $121.822 $130.980 $140.138 LTM EBITDA Multiple 6.4x 16.0% $100.612 $109.471 $118.330 $127.189 $136.048 NFY EBITDA Multiple 5.1x 17.0% $97.831 $106.403 $114.975 $123.547 $132.120 18.0% $95.157 $103.454 $111.751 $120.048 $128.345 19.0% $92.585 $100.618 $108.651 $116.684 $124.717 Range of Selected Enterprise Values $106.403 — $123.547 Plus: Estimated present value of NOLs (2) $4.000 — $6.000 Enterprise Value, Including NOLs $110.403 — $129.547 Plus: Cash from Warrants/Options 0.193 — 0.193 Less: Debt (41.164) — (41.164) Less: Preferred Stock (0.400) — (0.400) Indicated Total Equity Value $69.032 — $88.176 Fully Diluted Common Shares 5.806 — 5.806 Calculated Equity Value per Share (Fully Diluted) $11.89 — $15.19 Footnote: (1) Represents 10-month stub period. (2) Based on values implied by management’s expected NOL utilization.

Appendices

Appendices Company Overview Public Market Trading Analysis Morton Historical Financial Statements Comparable Public Company Statistics Comparable Public Company Synopses Industry Overview

Company Overview
Houlihan Lokey Howard & Zukin O VERVIEW
The Company, headquartered in Morton, Illinois, is a manufacturer of engineered metal fabricated components and subassemblies for global, industry-leading OEMs in the off-highway equipment industry.
Morton specializes in the design, production and assembly of light to medium gauge, cosmetically sensitive (class-A surfaces), complex welded sheet metal fabrications for use in a diverse array of off-highway equipment.
The off-highway equipment industry is comprised of construction, commercial and agricultural markets, which involve “soft tooled,” lower volume production runs.
Morton’s products include engine enclosures, panels, platforms, frames, tanks and other components used in backhoes, excavators, tractors, wheel loaders, power generators, attachments and turf care equipment.
Morton’s service capabilities include: (i) engineering and design; (ii) prototype fabrication and tool design; (iii) purchasing, logistics and project management; (iv) component production; (v) complex subassemblies; (vi) warehousing and shipping; and (vii) just-in-time (“JIT”) delivery.
The Company has approximately 1,400 employees, none of whom are represented by a labor union.

Company Overview
Houlihan Lokey Howard & Zukin CUSTOMERS
A fundamental element to Morton’s business strategy is the development of close, interdependent working relationships with leading construction, commercial and agricultural OEMs. The Company’s strategy centers on Morton’s ability to provide a “beginning-to-end” solution in which the Company is integrally involved with customers throughout the entire product lifecycle, beginning with design engineering and concluding with JIT delivery.
Interdependent relationships of this nature enable the Company to manufacture products designed to exact customer specifications, deliver products on a JIT basis, quickly respond to changes in customer needs, and provide an exceptional level of customer service.
Morton’s reputation for high-quality products and customer service has enabled the
Company to form alliances with world-class, industry-leading OEMs. Morton is the solesource supplier of essentially all of its products. Due to the design lead times and tooling expense necessary to create new products, it is rare for a competitor to replace an incumbent supplier during the production term of an equipment model. The product cycle for Morton’s current customers averages approximately three to five years.
Morton has a long history with its two largest customers, CAT and Deere, with the CAT relationship beginning in 1976 and the Deere relationship beginning in 1989.

Company Overview
Houlihan Lokey Howard & Zukin PRODUCTS
The charts below demonstrate revenue by end market for FY 2004 and FY 2009 (expected):
FY 2004 Revenue by End Market FY 2009E Revenue by End Market Construction 54% Agriculture 9% Commercial 37%
Construction products include metal components and subassemblies, such as engine enclosures, cabs, platforms, frames and complex weldments used in backhoes, excavators, wheel loaders, skid-steer loaders, lifts and similar construction equipment.
Major customers include CAT and Deere.
Commercial applications include components and subassemblies for store fixtures, generator sets, mowers, all-terrain vehicles (“ATVs”), aerial lift and lift trucks.
Major customers include CAT and Deere, with new opportunities at manufacturers such as JLG,
Kubota Tractor Corporation and Woods Equipment Company.
Agricultural industry products include metal components and subassemblies such as steps, grills and landing decks.
The major customer is Deere.
Construction 68% Agriculture 13% Commercial 19%

Company Overview
Houlihan Lokey Howard & Zukin RAW MATERIALS, SUPPLIERS AND VENDORS
Morton’s principal raw material inputs for production include steel, fabrications, burned shapes, machined parts and tubing.
Steel purchases represent the largest component of Morton’s material cost and account for approximately 20% of cost of sales.
According to management, the Company has favorable relationships with multiple suppliers of its production materials, resulting in competitive material pricing.
During 2004, Morton purchased from approximately 200 suppliers, with the top 15 suppliers accounting for approximately
58% of direct material purchases.
Consolidation of suppliers, optimization of steel sheet sizes, utilization of available volume discounts, and use of nesting software to improve material utilization have all helped Morton control material costs.
Morton’s participation in customer steel programs allows the Company to pass future steel price fluctuations through directly to its customers.
In 2004, Morton purchased $11.7 million of steel, approximately 34% of its steel purchases, through customers’ steel programs.
Morton was able to pass 100% of steel price increases on to its customers during the past several years, especially the significant increases in 2004.

Company Overview
Houlihan Lokey Howard & Zukin 26 OWNERSHIP SUMMARY The Company’s equity consists of 5,805,556 common shares on a fully diluted basis. This common share count includes both Class A and Class B shares. Class A shares consist of 5,705,556 total shares, each with one vote per share. Class B shares consist of 100,000 shares, each with approximately 3.7 votes each. Mr. Morton controls all Class B shares. Via share ownership and certain proxies, Mr. Morton controls over 60% of the Company’s voting interest. Holder Basic Shares Percent of Basic Shares Fully Diluted Shares Percent of Fully Diluted Shares Bill Morton (1) (2) 1,353,990 27.18% 1,353,990 23.32% Mark Mealy (2) 1,162,584 23.34% 1,219,251 21.00% Fred Broling 179,778 3.61% 274,778 4.73% Brian Geiger (2) 142,197 2.85% 204,696 3.53% Brian Doolittle (2) 129,697 2.60% 169,698 2.92% Daryl Lindemann (2) 116,196 2.33% 168,697 2.91% Other Management and Insiders 308,598 6.20% 520,750 8.97% Subtotal Management and Other Insiders 3,393,040 68.12% 3,911,860 67.38% Tontine Associates 293,800 5.90% 293,800 5.06% Subtotal Institutional Investors 293,800 5.90% 293,800 5.06% Warrant Holders 0 0.00% 290,278 5.00% Other 1,294,038 25.98% 1,309,618 22.56% Total 4,980,878 100.00% 5,805,556 100.00% Source: “Stock Ownership” file provided by Edgeview. (1) Includes 100,000 Class B shares. (2) Will reinvest a portion of their Company common shares.

Appendices Company Overview Public Market Trading Analysis Morton Historical Financial Statements Comparable Public Company Statistics Comparable Public Company Synopses Industry Overview

Public Market Trading Analysis
Houlihan Lokey Howard & Zukin SUMMARY OF RECENT TRADING ACTIVITY AND STOCK PRICE The following table highlights the recent trading activity for Morton’s shares. Stock Price Trading Activity (March 17, 2005 – March 17, 2006) 52-Week High (November 14, 2005) $8.00 52-Week Low (February 8, 2006) $5.87 Current Stock Price (March 17, 2006) $6.01 Unaffected Stock Price (August 3, 2005) $7.80 Offer Price (November 2, 2005) $10.00 Due to the following factors, the public market price for Morton may not reflect fair market value: no analyst coverage; significant insider ownership; and low trading volume.

Public Market Trading Analysis Houlihan Lokey Howard & Zukin 29 TRADING STATISTICS ($ Millions, except per share amounts) ArvinMeritor, Inc. Cascade Corp. Sauer-Danfoss Inc. Sun Hydraulics Corp. Twin Disc, Inc. Median Mean Morton Industrial Group, Inc. Ticker Symbol ARM CAE SHS SNHY TDI MGRP Exchange NASDAQ NYSE NYSE NASDAQ NYSE OTC Analyst Coverage 7 3 2 2 0 3 4 0 Fully Diluted Shares 71.268 13.011 47.912 11.008 2.966 30.462 49.608 5.806 Closing Price as of Valuation Date $14.92 $52.50 $20.86 $23.79 $53.49 $22.33 $27.92 $6.01 Market Value of Equity (MVE) $1,063.3 $683.1 $999.4 $261.9 $158.7 $487.7 $576.5 $34.9 Public Float 66.073 9.895 10.226 7.188 2.250 10.061 40.849 1.271 Percent of Fully Diluted Shares Outstanding 92.7% 76.0% 21.3% 65.3% 75.9% 76.0% 71.7% 21.9% Institutional Holdings 55.170 9.097 7.909 4.602 0.981 8.503 33.648 0.294 Percent of Total Shares Outstanding 77.4% 69.9% 16.5% 41.8% 33.1% 55.9% 53.4% 5.1% Percent of Total Public Float 83.5% 91.9% 77.3% 64.0% 43.9% 80.2% 74.0% 23.1% Number of Institutional Holders 184 115 68 61 25 92 118 1 Average Daily Trading Volume (1) 0.702 0.058 0.027 0.130 0.007 0.094 0.485 0.002 Percent of Total Shares Outstanding 1.0% 0.4% 0.1% 1.2% 0.2% 0.7% 0.7% 0.0% Percent of Total Public Float 1.1% 0.6% 0.3% 1.8% 0.3% 0.8% 0.9% 0.2% Short Interest 4.324 0.427 0.284 0.793 0.003 0.610 3.111 0.000 Percent of Total Shares Outstanding 6.1% 3.3% 0.6% 7.2% 0.1% 4.7% 4.3% 0.0% Percent of Total Public Float 6.5% 4.3% 2.8% 11.0% 0.2% 5.4% 5.6% 0.0% Footnotes: (1) Average daily trading volume calculation is based on latest twelve months.

Public Market Trading Analysis Houlihan Lokey Howard & Zukin 30 MORTON PRICE / VOLUME GRAPH F E D C A B

Public Market Trading Analysis Houlihan Lokey Howard & Zukin 31 SIGNIFICANT EVENTS Date Press Release A March 29, 2005 Morton reports FY 2004 operating earnings of $8.8 million compared to $4.8 million in FY 2003. B May 17, 2005 Morton reports Q1 2005 operating earnings of $3.5 million compared to $2.1 million in Q1 2004. C June 2, 2005 13G filing by Bank of Montreal (i.e., BMO Nesbitt). D August 4, 2005 Morton announces they hired an investment bank to evaluate options for recapitalizing the Company. E August 15, 2005 Morton reports Q2 2005 operating earnings of $3.7 million compared to $2.7 million in Q2 2004. F November 15, 2005 Morton reports Q3 2005 operating earnings of $1.6 million compared to $1.8 million in Q3 2004. The stock price declined approximately 9%.

Public Market Trading Analysis Houlihan Lokey Howard & Zukin 32 HOULIHAN LOKEY GOING PRIVATE STUDY ANALYSIS 1-Day Prior to Valuation Date Morton Industrial Price (1) 1 — Day Premium (2) Implied Price Transactions Completed Since Jan. 1, 2001 (3) $6.01 22.3% $7.35 Transactions $10 — $100 Million in Value (4) $6.01 19.6% $7.19 Offer Price Over $10.00 per Share (5) $6.01 14.8% $6.90 5-Days Prior to Valuation Date Morton Industrial Price (1) 5 — Day Premium (2) Implied Price Transactions Completed Since Jan. 1, 2001 (3) $6.15 24.1% $7.63 Transactions $10 — $100 Million in Value (4) $6.15 20.9% $7.44 Offer Price Over $10.00 per Share (5) $6.15 15.3% $7.09 20-Days Prior to Valuation Date Morton Industrial Price (1) 20 — Day Premium (2) Implied Price Transactions Completed Since Jan. 1, 2001 (3) $6.13 24.8% $7.64 Transactions $10 — $100 Million in Value (4) $6.13 21.9% $7.47 Offer Price Over $10.00 per Share (5) $6.13 16.4% $7.13 (1) Based on the closing stock price as of March 17, 2006. (2) Source: Houlihan Lokey Howard & Zukin’s Going Private Study (13e-3 Filings), January 2001 through October 2005. (3) Represents 524 total transactions and 460 transactions with disclosed detail. (4) Represents 22 transactions with disclosed detail that occurred between January 2004 and October 2005. (5) Represents 69 transactions with disclosed detail that occurred between January 2004 and October 2005.

Appendices Company Overview Public Market Trading Analysis Morton Historical Financial Statements Comparable Public Company Statistics Comparable Public Company Synopses Industry Overview

Morton Historical Financial Statements Houlihan Lokey Howard & Zukin 34 INCOME STATEMENT ($ Millions) Fiscal Year Ended December 31, 2002 2003 2004 2005 Revenues, Net $116.567 $131.431 $185.469 $168.504 Cost of Sales (Goods Sold) 101.522 113.318 161.910 141.678 Gross Profit 15.045 18.113 23.559 26.826 Operating Expenses: Selling Expense 2.723 2.948 3.211 3.082 Administrative Expense 9.447 10.414 11.586 12.457 Total Operating Expenses 12.170 13.362 14.797 15.539 Operating Income 2.875 4.751 8.762 11.287 Interest Expense 4.228 3.084 4.526 5.401 Interest (Income) 0.000 0.000 0.000 0.000 Other Expenses (Income) (0.365) (0.015) 0.078 0.002 Nonrecurring Loss (Gain) 0.000 0.000 (2.833) 0.000 Pretax Income (Loss) (0.988) 1.682 6.991 5.884 Income Taxes (Credit) (0.288) 0.426 (5.775) 0.361 Net Income (Loss), Continuing Operations (0.700) 1.256 12.766 5.523 Extraordinary Gains (Loss) (2.593) (0.630) 0.000 0.000 Net Income (Loss) ($3.293) $0.626 $12.766 $5.523 Depreciation/Amortization $9.420 $5.694 $5.804 $5.663 Capital Expenditures $4.023 $4.119 $5.365 $4.049 EBITDA $12.295 $10.445 $14.566 $16.950 EBIT $2.875 $4.751 $8.762 $11.287

Morton Historical Financial Statements Houlihan Lokey Howard & Zukin 35 BALANCE SHEET ($ Millions) As of December 31, Assets 2002 2003 2004 2005 Current Assets: Cash & Equivalents $0.000 $0.000 $0.000 $0.000 Accounts Receivable 5.251 7.253 9.788 13.047 Other Receivables 0.000 0.100 2.741 1.653 Inventories 14.322 13.863 19.218 18.786 Prepaid Expenses and Other Current Assets 1.179 1.087 1.324 2.118 Deferred Income Taxes 0.400 1.600 2.700 2.700 Assets Held for Sale 8.990 0.000 0.000 0.000 Total Current Assets 30.142 23.903 35.771 38.304 Net Fixed Assets 23.364 22.432 22.390 22.409 Note Receivable $0.000 $1.183 $1.102 $0.000 Intangible Assets 1.336 1.100 2.148 0.600 Deferred Income Taxes 1.351 0.000 5.400 5.400 Other Assets 0.660 0.204 0.334 1.415 Total Assets $56.853 $48.822 $67.145 $68.128 Liabilities & Stockholders’ Equity Current Liabilities: Accounts Payable $14.731 $17.343 $17.860 $18.412 Current Maturities 6.620 7.153 6.096 8.537 Accrued Expenses 4.831 5.450 4.687 3.719 Redeemable Preferred Stock 0.000 0.500 0.500 0.500 Liabilities Held for Sale 6.254 0.000 0.000 0.000 Other Current Liabilities 0.000 0.275 0.200 0.188 Total Current Liabilities 32.436 30.721 29.343 31.356 Long-Term Debt $39.771 $32.331 $40.280 $35.004 Other Liabilities 0.262 0.118 0.368 0.368 Redeemable Preferred Stock 0.000 9.250 6.167 3.501 Warrants Payable 0.000 0.000 1.791 2.223 Total Liabilities 72.469 72.420 77.949 72.452 Stockholders’ Equity: Preferred Stock $8.608 $0.000 $0.000 $0.000 Common Stock 0.047 0.047 0.048 0.050 Paid-in Capital 20.895 20.895 20.922 20.947 Retained Earnings (45.166) (44.540) (31.774) (25.321) Net Stockholders’ Equity (15.616) (23.598) (10.804) (4.324) Total Liabilities & Stockholders’ Equity $56.853 $48.822 $67.145 $68.128

Appendices Company Overview Public Market Trading Analysis Morton Historical Financial Statements Comparable Public Company Statistics Comparable Public Company Synopses Industry Overview

Comparable Public Company Statistics Houlihan Lokey Howard & Zukin 37 PUBLIC COMPANY COMPARISON Size Size Historical Growth Historical Growth Projected Growth (Revenue, millions) (Enterprise Value, millions) (2-Year Revenue) (1-Year Revenue) (1-Year Revenue) Name Value Name Value Name Value Name Value Name Value ArvinMeritor, Inc. $8,922.0 ArvinMeritor, Inc. $2,358.3 Cascade Corp. 22.1% Sun Hydraulics Corp. 33.5% Sun Hydraulics Corp. 44.4% Sauer-Danfoss Inc. $1,542.0 Sauer-Danfoss Inc. $1,344.0 Sauer-Danfoss Inc. 21.4% Cascade Corp. 29.5% Cascade Corp. 17.3% Cascade Corp. $445.6 Cascade Corp. $664.2 Sun Hydraulics Corp. 21.0% Morton Industrial Group, Inc. 27.2% Sauer-Danfoss Inc. 23.3% Twin Disc, Inc. $225.0 Sun Hydraulics Corp. $257.1 Morton Industrial Group, Inc. 19.8% Sauer-Danfoss Inc. 24.6% Morton Industrial Group, Inc. 1.2% Morton Industrial Group, Inc. $143.7 Twin Disc, Inc. $173.0 ArvinMeritor, Inc. 15.1% Twin Disc, Inc. 17.4% ArvinMeritor, Inc. -2.7% Sun Hydraulics Corp. $112.2 Morton Industrial Group, Inc. $79.0 Twin Disc, Inc. 10.3% ArvinMeritor, Inc. 10.8% Twin Disc, Inc. NA Historical Growth Historical Growth Projected Growth Projected Growth Profitability (2-Year EBITDA) (1-Year EBITDA) (1-Year EBITDA) (5-Year EPS) (EBIT to Revenue) Name Value Name Value Name Value Name Value Name Value Twin Disc, Inc. 61.8% Sun Hydraulics Corp. 92.3% Sun Hydraulics Corp. 74.2% Sun Hydraulics Corp. 30.0% Sun Hydraulics Corp. 16.3% Sun Hydraulics Corp. 44.4% Morton Industrial Group, Inc. 42.8% Cascade Corp. 33.6% ArvinMeritor, Inc. 10.0% Cascade Corp. 14.8% Morton Industrial Group, Inc. 34.0% Cascade Corp. 41.0% Morton Industrial Group, Inc. 14.4% Cascade Corp. NA Morton Industrial Group, Inc. 8.6% Sauer-Danfoss Inc. 21.0% Sauer-Danfoss Inc. 32.9% Sauer-Danfoss Inc. 37.4% Sauer-Danfoss Inc. NA Twin Disc, Inc. 7.4% Cascade Corp. 20.9% Twin Disc, Inc. 8.1% ArvinMeritor, Inc. -8.5% Twin Disc, Inc. NA Sauer-Danfoss Inc. 5.4% ArvinMeritor, Inc. 2.9% ArvinMeritor, Inc. -2.9% Twin Disc, Inc. NA Morton Industrial Group, Inc. NA ArvinMeritor, Inc. 3.1% Profitability Relative Depreciation Internal Investment Liquidity Leverage (EBITDA to Revenue) (Depreciation to EBITDA) (Capital Expenditures to Revenue) (Current Ratio) (Debt to EV) Name Value Name Value Name Value Name Value Name Value Sun Hydraulics Corp. 21.3% Sauer-Danfoss Inc. 51.6% Sun Hydraulics Corp. 6.8% Cascade Corp. 3.1 Sun Hydraulics Corp. 1.0% Cascade Corp. 18.5% ArvinMeritor, Inc. 38.7% Sauer-Danfoss Inc. 6.1% Sun Hydraulics Corp. 2.7 Cascade Corp. 6.1% Sauer-Danfoss Inc. 11.2% Morton Industrial Group, Inc. 31.2% Twin Disc, Inc. 4.6% Twin Disc, Inc. 2.0 Twin Disc, Inc. 14.6% Morton Industrial Group, Inc. 12.5% Twin Disc, Inc. 25.9% Morton Industrial Group, Inc. 2.8% ArvinMeritor, Inc. 1.3 Sauer-Danfoss Inc. 23.0% Twin Disc, Inc. 10.0% Sun Hydraulics Corp. 23.3% Cascade Corp. 2.5% Morton Industrial Group, Inc. 1.2 Morton Industrial Group, Inc. 55.1% ArvinMeritor, Inc. 5.1% Cascade Corp. 19.6% ArvinMeritor, Inc. 1.7% Sauer-Danfoss Inc. 1.2 ArvinMeritor, Inc. 65.2%

Comparable Public Company Statistics Houlihan Lokey Howard & Zukin 38 OPERATING PERFORMANCE PARAMETERS ($ Millions) LTM Operating Indications LTM Margins 2-Year Compound Annual Growth Rates Gross Adjusted Adjusted Gross Adjusted Adjusted Adjusted Adjusted Revenue Profit EBITDA EBIT Profit EBITDA EBIT Revenue EBITDA EBIT ArvinMeritor, Inc. $8,922.0 # $631.0 # $457.0 # $280.0 #### 7.1% # 5.1% # 3.1% 1.1% 15.1% # 2.9% # 5.4% Cascade Corp. 445.6 # 138.6 # 82.3 # 66.2 #### 31.1% # 18.5% # 14.8% 9.3% 22.1% # 20.9% # 22.4% Sauer-Danfoss Inc. 1,542.0 # 359.0 # 172.9 # 83.8 #### 23.3% # 11.2% # 5.4% 2.1% 21.4% # 21.0% # 38.4% Sun Hydraulics Corp. 112.2 # 35.7 # 23.9 # 18.3 #### 31.8% # 21.3% # 16.3% #### 21.0% # 44.4% # 89.6% Twin Disc, Inc. 225.0 # 62.3 # 22.6 # 16.7 #### 27.7% # 10.0% # 7.4% 4.9% 10.3% # 61.8% # 205.1% Low $112.2 $35.7 $22.6 $16.7 7.1% 5.1% 3.1% 10.3% 2.9% 5.4% High $8,922.0 $631.0 $457.0 $280.0 31.8% 21.3% 16.3% 22.1% 61.8% 205.1% Median $445.6 $138.6 $82.3 $66.2 27.7% 11.2% 7.4% 21.0% 21.0% 38.4% Mean $2,249.4 $245.3 $151.7 $93.0 24.2% 13.2% 9.4% 18.0% 30.2% 72.2% Morton Industrial Group, Inc. $143.7 $27.3 $17.9 $12.3 19.0% 12.5% 8.6% 19.8% 34.0% 71.9% Footnotes: Source: Compustat. NA — Not Available. NMF — Not Meaningful Figure. LTM — Latest Twelve Months. EBIT — Earnings Before Interest and Taxes. EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization.

Comparable Public Company Statistics Houlihan Lokey Howard & Zukin 39 BALANCE SHEET STATISTICS ($ Millions) Net Leverage Total Net Income Net Income Current Quick Inventory A/R A/P Working Other Debt/ Debt/ Debt/ Interest Assets ROA ROE Ratio Ratio Turnover Days Days Capital LT Liab/EV EBITDA MVE (1) EV Coverage (2) ArvinMeritor, Inc. $5,729.000 # 1.7% # 2.7% # 1.3 # 0.7 # 14.2 61.6 # 62.1 $496.000 41.0% 3.4 x # 144.5% # 65.2% # 3.5 x ## Cascade Corp. 358.075 # 12.0% # 16.9% # 3.1 # 2.1 # 6.5 57.3 # 25.2 $86.560 3.5% 0.5 x # 5.9% # 6.1% # 27.5 x ## Sauer-Danfoss Inc. 1,146.747 # 2.9% # 6.3% # 1.2 # 0.5 # 5.3 54.3 # 30.7 $292.994 10.4% 1.8 x # 30.9% # 23.0% # 9.8 x ## Sun Hydraulics Corp. 73.243 # 16.9% # 24.3% # 2.7 # 1.8 # 10.4 31.1 # 14.2 $10.256 2.0% 0.1 x # 0.9% # 1.0% # 47.1 x ## Twin Disc, Inc. 184.343 # 5.9% # 14.0% # 2.0 # 0.8 # 2.8 55.1 # 38.3 $47.800 22.3% 1.1 x # 16.0% # 14.6% # 16.9 x ## Low $73.243 1.7% 2.7% 1.2 0.5 2.8 31.1 14.2 $10.256 2.0% 0.1 x 0.9% 1.0% 3.5 x High $5,729.000 16.9% 24.3% 3.1 2.1 14.2 61.6 62.1 $496.000 41.0% 3.4 x 144.5% 65.2% 47.1 x Median $358.075 5.9% 14.0% 2.0 0.8 6.5 55.1 30.7 $86.560 10.4% 1.1 x 16.0% 14.6% 16.9 x Mean $1,498.282 7.9% 12.9% 2.1 1.2 7.9 51.9 34.1 $186.722 15.9% 1.4 x 39.7% 22.0% 20.9 x Morton Industrial Group, Inc. $68.128 6.6% NMF 1.2 0.4 7.6 37.5 50.8 $15.985 NA 2.6 x 125.0% 55.1% 3.6 x Footnotes: Source: Compustat. NA — Not Available. NMF — Not Meaningful Figure. EV — Enterprise Value. MVE — Market Value of Equity. EBIT — Earnings Before Interest and Taxes. EBITDA — Earnings Before Interest, Taxes, Depreciation and Amortization. ROA — Return on Assets. ROE — Return on Equity. A/R — Accounts Receivable. A/P — Accounts Payable. (1) Represents Total Interest-Bearing Debt to Market Value of Equity. (2) Represents EBITDA to Interest Expense.

Comparable Public Company Statistics Houlihan Lokey Howard & Zukin 40 COMPARABLE PUBLIC COMPANY & MARKET STATISTICS ($ Millions) ArvinMeritor, Inc. Cascade Corp. Sauer-Danfoss Inc. Sun Hydraulics Corp. Twin Disc, Inc. General Market Information Ticker Symbol ARM CAE SHS SNHY TDI Exchange NYSE NYSE NYSE NASDAQ NASDAQ Fiscal Year End 09/2005 01/2005 12/2004 12/2004 06/2005 Latest Financial Information 12/2005 10/2005 09/2005 10/2005 12/2005 Market Valuation Information Fully Diluted Shares 71.268 13.011 47.912 11.008 2.966 Closing Price as of March 17, 2006 $14.92 $52.50 $20.86 $23.79 $53.49 Market Value of Equity (MVE) $1,063.324 $683.101 $999.447 $261.880 $158.654 plus: Total Debt (book) 1,537.000 40.542 308.846 2.475 25.316 less: Converted Debt 0.000 0.000 0.000 0.000 0.000 plus: Preferred Stock Redemption/Market/Liq. Value 0.000 0.000 0.000 0.000 0.000 less: Converted Preferred 0.000 0.000 0.000 0.000 0.000 less: Cash & Cash Equivalents (book) 302.000 59.468 13.312 7.232 11.493 plus: Minority Interest in Subsidiaries 60.000 0.000 49.039 0.000 0.527 Enterprise Value $2,358.324 $664.175 $1,344.020 $257.123 $173.004

Appendices Company Overview Public Market Trading Analysis Morton Historical Financial Statements Comparable Public Company Statistics Comparable Public Company Synopses Industry Overview

Comparable Public Company Synopses Houlihan Lokey Howard & Zukin 42 COMPARABLE PUBLIC COMPANY SYNOPSES ArvinMeritor, Inc. Cascade Corp. ArvinMeritor, Inc. (“ArvinMeritor”) engages in the design, development, manufacture, marketing and distribution of various products for use in commercial, specialty and light vehicles. The company also provides coilcoating applications to the transportation, appliance, construction, HVAC and doors industries. It supplies drivetrain systems and components, including axles and drivelines, braking systems, suspension systems and exhaust and ride control products for medium-and heavy-duty trucks, trailers and specialty vehicles to OEMs, and to the commercial vehicle aftermarket. ArvinMeritor currently has a joint venture with Dongwon Precision Industrial Co., Ltd. to supply diesel particulate filters to light vehicle manufacturers in Korea facing stringent diesel emissions reduction legislation, as well as to produce related exhaust system components. The company is headquartered in Troy, Michigan. Cascade Corp. (“Cascade”) engages in the manufacture of materials handling load engagement devices and related replacement parts primarily for the lift truck industry worldwide. It offers various lift truck attachments, forks and accessories used to handle loads, such as appliances, paper rolls, baled materials, textiles, beverage containers, drums, canned goods, bricks, masonry blocks, lumber, plywood, and boxed, packaged and containerized products. Cascade also offers other specialty products, such as load stabilizers, stationary load inverters, forward bin dumpers, block handlers, layer pickers, and load extenders. In addition, it provides hydraulic and electrical systems, remanufactured attachments and custom products. The company markets and distributes its products to original equipment manufacturers, original equipment designers and distributors. Cascade was organized in 1943 and is headquartered in Fairview, Oregon.

Comparable Public Company Synopses Houlihan Lokey Howard & Zukin 43 COMPARABLE PUBLIC COMPANY SYNOPSES (CONTINUED) Sauer-Danfoss Inc. Sun Hydraulics Corp. Sauer-Danfoss Inc. (“Sauer-Danfoss”) engages in the development, manufacture and marketing of advanced systems for the distribution and control of power in mobile equipment principally in the America, Europe and the Asia-Pacific regions. The company operates through three segments: Propel, Work Function and Controls. Sauer-Danfoss sells its products to original equipment manufacturers, as well as to the construction, road building, agriculture, turf care and specialty vehicle markets. The company was incorporated under the name Sundstrand Venture Company in 1986 and changed its name to Sauer, Inc. in 1990. Subsequently, it merged with Danfoss Fluid Power and changed its name to Sauer-Danfoss, Inc. in 2000. Sauer-Danfoss is based in Lincolnshire, Illinois. Sun Hydraulics Corp. (“Sun Hydraulics”) engages in the design and manufacture of high-performance screw-in hydraulic cartridge valves and manifolds worldwide. Its products are suitable for flows from one to 400 gallons per minute and continuous operating pressures up to 5,000 pounds per square inch. The company also manufactures manifolds, which are machined to create threaded cavities and channels into which screw-in cartridge valves can be installed and through which the hydraulic fluid flows. Sun Hydraulics sells its products through a network of independent fluid power distributors to various end users for use in a range of mobile applications, such as construction, agricultural and utility equipment; and an array of industrial applications, including machine tools and material handling equipment. Sun Hydraulics was founded in 1970 and is headquartered in Sarasota, Florida.

Comparable Public Company Synopses Houlihan Lokey Howard & Zukin 44 COMPARABLE PUBLIC COMPANY SYNOPSES (CONTINUED) Twin Disc, Inc. Twin Disc, Inc. (“Twin”) engages in the design, manufacture and sale of heavy-duty off-highway power transmission equipment primarily in the United States. Its products include hydraulic torque converters, power-shift transmissions, marine transmissions and surface drives, universal joints, gas turbine starting drives, power take-offs and reduction gears, industrial clutches, and fluid couplings and control systems. The company sells its products to customers primarily in the construction equipment, industrial equipment, government, marine, energy and natural resources, and agricultural markets through direct sales force and distributor network. Twin Disc was incorporated in 1918 and is headquartered in Racine, Wisconsin.

Appendices Company Overview Public Market Trading Analysis Morton Historical Financial Statements Comparable Public Company Statistics Comparable Public Company Synopses Industry Overview

Industry Overview
Houlihan Lokey Howard & Zukin OVERVIEW Demand for Morton’s products is driven by equipment needs within the North American off-highway industry. The off-highway industry is comprised of an array of markets such as the construction, commercial and agricultural markets, all of which utilize equipment that contain components or subassemblies similar to what Morton produces for its existing customers. The off-highway equipment industry serves various markets, which are directly affected by macroeconomic factors such as real GDP, interest rates, non-residential construction and housing starts. These economic indicators have been strong over the past three years, and industry experts and management anticipate that these economic indicators will exhibit positive fundamentals going forward that will drive industry growth in all segments of the off-highway equipment industry. The following pages provide an overview of the Company’s primary end markets and major customers, as well as emerging trends in the industry.

Industry Houlihan Lokey Howard & Zukin CONSTRUCTION EQUIPMENT The construction equipment market includes construction, earth moving, and forestry equipment, as well as some material handling equipment, offhighway trucks and a variety of machines for specialized industrial applications. According to Freedonia Group, Inc. (“Freedonia”), the U.S. market for construction equipment reached approximately $24.5 billion in 2004, representing a Compound Annual Growth Rate (“CAGR”) of 3.8% in market size since 1999. The Association of Equipment Manufacturers’ (“AEM”) 2004-2005 Construction Equipment Outlook Survey forecasts an 8.4% increase in unit sales in 2005. Freedonia estimates the U.S. construction equipment market will reach $31.6 billion in 2009, representing a CAGR of almost 5.2%. ($ in Billions)

Industry Overview Houlihan Lokey Howard & Zukin CONSTRUCTION EQUIPMENT (CONTINUED) The Company operates primarily within three subcategories of the construction equipment market: Construction Loaders: Construction loaders consist of wheel loaders, crawler loaders, backhoe loaders and skid steer loaders. Freedonia estimates the U.S. market for construction loaders was $4.9 billion in 2004 and expects this market to grow to $6.4 billion by 2009, representing a CAGR of 5.3%. Off-Highway Trucks and Tractors: Off-highway trucks and tractors are dominated by excavators and track-type tractors (or bulldozers), which are primarily used to move large quantities of materials for applications in building and nonbuilding construction, mining operations, landfills, and also to tow other equipment. Two basic types of off-road construction tractors include crawlers, which are designed to operate in rough terrain, and wheel tractors, which are more mobile and are used for towing and compaction applications. Freedonia estimates the U.S. market for off-highway trucks and tractors was $3.9 billion in 2004 and expects demand will grow at a CAGR of approximately 3.9%, reaching $4.5 billion in 2009. Graders and Other Parts and Attachments: This market consists of graders and earthmoving machines that are used to smooth out, level, or improve the slope of a surface, and other parts and attachments. Freedonia estimates the U.S. market for graders and other parts and attachments was $3.6 billion in 2004, and expects that demand will grow at a CAGR of approximately 5.0%, reaching $4.8 billion in 2009.
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Industry Overview
Houlihan Lokey Howard & Zukin COMMERCIAL EQUIPMENT The commercial equipment market includes a range of components and subassemblies used in a variety of industrial applications, including turf and grounds equipment, electric power generation systems, work platforms and lift trucks, attachments and recreational vehicles. The Company operates primarily within three subcategories of the commercial equipment market: Turf and Grounds Equipment: Turf and grounds equipment includes mowers, tractors and other related turf equipment. According to Freedonia, the U.S. market for turf and grounds equipment reached $1.9 billion in 2004, representing a CAGR of 11.0% from 1999. Demand for turf and grounds equipment is expected to exhibit a CAGR of 4.0% through 2009, benefiting from the rising number of landscaping firms and golf course market growth. Power Generation Systems: Power generation systems provide electrical power for prime, standby and distributed generation in all types of applications, from healthcare, manufacturing and pharmaceutical to commercial, construction, mining and telecommunications. Freedonia estimates that the market for power generation systems will reach $4.5 billion in 2005, representing a 9.1% CAGR from 1995 and predicts that, from 2005 to 2010, demand will grow at a CAGR of 7.1%, reaching $6.4 billion in 2010. Recreational Vehicles: Recreation vehicles (“RVs”) represent a family of vehicles combining transportation and temporary living quarters for recreation, camping and travel. According to the Recreation Vehicle Industry Association, the RV industry reached record levels of RV unit shipments totaling 370,100 units and $14 billion in retail value in 2004. This industry has exhibited significant cyclicality in the past.
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Industry Overview
Houlihan Lokey Howard & Zukin AGRICULTURAL EQUIPMENT The $15 billion North American agricultural market includes large, relatively expensive products such as tractors, combines and other farming equipment. Sales of agricultural equipment are strongly influenced by the many interrelated factors that affect farmers’ confidence, including worldwide demand for agricultural products, grain stocks, prices realized for commodities and livestock, weather and soil conditions, real estate values, the level of government farm programs, animal diseases, crop pests and harvest yields. Factors that are particularly important include the prices realized by farmers for their crops and livestock, weather and soil conditions, and the level of farm product exports, as well as the level of payments under the U.S. government farm programs. From 1999 through 2002, the agricultural equipment market softened as a result of lower farm commodity prices and weaker farm economic conditions, but rebounded in 2003 after U.S. farm income hit a record level as a result of continuing high crop and livestock prices, as well as favorable levels of carryover stocks in farm commodities. AEM’s outlook for future sales of agricultural equipment remains optimistic based on survey results from equipment member companies. According to Freedonia, the North American market for agricultural equipment is expected to total approximately $16.1 billion in 2006 and grow to $19.3 billion in 2010, representing a CAGR of 3.7%.
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Industry Overview
Houlihan Lokey Howard & Zukin 51 SELECTED END CUSTOMER FORECASTS CAT is expected to increase machinery sales by a CAGR of 10.1% between 2004 and 2007. CAT Total Sales(1) ($ in millions) CAT Sales by Segment $10,000 $14,000 $18,000 $22,000 $26,000 $30,000 $34,000 $38,000 2002 2003 2004 2005E 2006E 2007E 62% 32% 6% Machinery Engines Other CAT Machinery Sales(1) ($ in millions) CAT Sales by Product $10,000 $14,000 $18,000 $22,000 $26,000 2002 2003 2004 2005E 2006E 2007E 39% 16% 14% 9% 8% 7% 4% 3% Parts Wheel Loaders Other Equipment Crawler dozers Excavators Haulers Backhoes Motor Graders (1) Morgan Stanley, October 27, 2005

Industry Houlihan Lokey Howard & Zukin SELECTED END CUSTOMER FORECASTS (CONTINUED) Industry analysts expect strong growth in Deere construction equipment (5.6% CAGR 2004-2007) and lower growth in agricultural equipment (3.8% CAGR 2004-2007). Deere Construction Equipment Sales(1) ($ in millions) Deere Construction Sales By Product $2,000 $3,000 $4,000 $5,000 $6,000 2002 2003 2004 2005E 2006E 2007E 44% 20% 16% 11% 6% 3% Excavators Backhoe/Loaders Wheel Loaders Other Equipment/Parts Crawler T ractors/ Loaders Skid Steers Deere Agricultural Equipment Sales(1) ($ in millions) Deere Agricultural Equipment Sales By Product $6,000 $8,000 $10,000 $12,000 2002 2003 2004 2005E 2006E 2007E 27% 21% 15% 11% 5% 21% Row Crop T ractors Compact T ractors Utility T ractors Combines 4 Wheel Drive Tractors Parts & Implements (1) Morgan Stanley, August 31, 2005

Industry Houlihan Lokey Howard & Zukin 53 TRENDS According to management, the Company benefits from a number of favorable trends in the off-highway equipment industry that impact its business. Continued Outsourcing Strategy by Both Large and Mid-Sized OEMs: As both large and mid-sized OEMs further evolve from a turnkey manufacturer to a “systems integrator,” they will continue to outsource their component and subassembly manufacturing to suppliers in order to focus on their core competencies, reduce costs and increase return on assets. Additionally, OEMs will continue to consolidate their supplier base to increase efficiencies, presenting substantial opportunities for capable suppliers. For example, CAT and Deere have reduced their supplier base by 30% over the past five years resulting in an increase in part numbers awarded for Morton production. Greater Dependence on Supplier Resources: OEMs have historically been supplied by a large number of local suppliers that would each produce a small number of products. As these OEMs have increased the complexity of their equipment and become more dependent on component and subassembly suppliers, they have reduced the size of their supplier base and have established close relationships with a smaller number of sophisticated suppliers who can provide a range of services, including design engineering, prototyping, sophisticated quality systems and JIT delivery. The high levels of service necessary to serve these customers, coupled with significant tooling investments, have resulted in sole-sourcing rather than dual or multi-sourcing of nearly all of the components and subassemblies to its customers. As these customers continue to reduce the size of their supplier base and outsource a growing percentage of their product needs, the Company expects to become even more aligned with its customers. Aggressive Product Expansion and Diversification Programs by Customers: OEMs will continue to rapidly expand their internal product lines and diversify into complementary segments in order to improve financial performance and mitigate cyclicality and seasonality. Robust Commercial Market Growth: Management believes that the commercial market will grow at robust rates as leading midsized OEMs rapidly expand product lines, accelerate decisions to outsource increasing levels of their own manufacturing needs, and dramatically improve their distribution methodology.